Mail Stop 6010
								June 21, 2005



Denis A. O`Connor
President and Chief Executive Officer
Advanced BioPhotonics Inc.
125 Wilbur Place, Suite 120
Bohemia, New York 11716

Re:	Advanced BioPhotonics Inc.
      Amendment No. 3 to Registration Statement on Form SB-2
      Filed June 10, 2005
		File No. 333-122328


Dear Mr. O`Connor:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Fee Table

1. Please reconcile the number of subscription rights, shares of Series B preferred stock, and shares of common stock underlying the rights and Series B preferred stock you are registering with your disclosure on the cover page and throughout the prospectus that you are offering 7 million subscription rights, 7 million shares of Series B convertible preferred stock, and up to 10.5 million shares of common stock underlying the Series B convertible preferred stock and the warrants. The fee table should reflect the total amount of each security being registered.


How was the subscription price established, page 8

2. Quantify the discount.


May I transfer, page 8

3. Clarify why the preferred stock and warrants must be exercised prior to the expiration of the rights offering.


May affiliates of the company participate, page 11

4. Regarding your response to previous comment 4 and the disclosure in this section:

* It is unclear how your affiliates will comply with the manner of sale provisions of rule 144 if there will be no market for the rights, preferred stock, and warrants.
* Because securities do not retain a "registered" status under the Securities Act after the distribution that is the subject of the registration statement, it is inappropriate to disclose that investors will receive "registered" securities.


Adjustments, page 75

5. Please clarify what you mean by an "idle" share.



The Subscription Rights Offering, page 79

6. We are considering the materials you provided in response to comments 1 and 3. We may have further comment once we complete our review of these materials


Compliance with regulations, page 87

7. Please reconcile the disclosure in this section with your response to previous comment 10.


Material Income Tax Considerations, page 88

Receipt of a subscription right, page 88

8. Please reconcile the first sentence of this section with your disclosure that common stockholders who purchased Series A preferred stock will not receive the same subscription rights as other common stockholders. Also, given such atypical features of your offering, it appears that an opinion should be filed per Regulation S-K Item 601(b)(8).


Exercise of the subscription rights, page 89

9. Given your disclosure that there will be no market for the preferred stock and warrants, clarify how stockholders will determine
"their relative fair market values on the date of the exercise of the subscription right."


Exhibits

10. The statement in the first bullet point in exhibit 99.7 that each of your stockholders will receive one right for each 3.72 shares appears to be inconsistent with the disclosure in your prospectus that the common stockholders who participated in the Series A financing will not receive basic subscription rights. Please reconcile. Also, please show us your calculations supporting the
3.72 figure, clearly indicating how you have excluded the Series A financing participants.


Exhibit 5.1

11. Please also provide an opinion of counsel that the warrants are binding obligations of the registrant under the state contract law governing the warrant agreement.


* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Mary Beth Breslin at (202) 551-3625 or me at
(202) 551-3617 with any other questions.

	Sincerely,



								Russell Mancuso
      	Branch Chief

cc (via fax):	Spencer G. Feldman, Esq.
		Richard Rosier, Esq.
		Greenberg Traurig, LLP
Denis A. O'Connor
Advanced BioPhotonics Inc.
June 21, 2005
Page 1